Gretchen Passe Roin +1 617 526 6787 (t) +1 617 526 5000 (f) gretchen.roin@wilmerhale.com

January 31, 2014

Via Edgar Correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Ms. Mary A. Cole

Re:

Amendment No. 15 to the Registration Statement on Form N-1A (“Registration Statement”) of the Miller Convertible Bond Fund, a series of the Miller Investment Trust (the “Fund”) SEC File No. 333-146552

Dear Ms. Cole:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) transmitted orally to Gretchen Passe Roin and Amanda Border of Wilmer Cutler Pickering Hale and Dorr LLP on January 14, 2014 relating to the Fund’s post-effective amendment no. 15 to the Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on December 5, 2013.

In response to the comments of the staff, attached hereto for electronic filing on behalf of the Fund pursuant to (1) the 1933 Act, and Rule 485(b) thereunder; (2) the 1940 Act; and (3) Rule 101(a) of Regulation S-T, is post-effective amendment No. 16 to the Fund’s registration statement on Form N-1A (the “Amendment”).  The Amendment is being filed to: (i) add updated financial statements, performance data, expense information and other required disclosure to the prospectuses and statements of additional information, (ii) make certain other nonmaterial changes to the Fund’s registration statement and (iii) respond to comments of the staff.  Attached hereto is a letter certifying that the Amendment does not contain disclosure that would make it ineligible to become effective pursuant to Rule 485(b).

For the staff’s convenience, its comments are restated below, followed by the Fund’s responses.  Unless otherwise indicated, all page numbers refer to the Registration Statement as filed on December 5, 2013.

Comment 1

Please do not indent “Acquired Fund Fees and Expenses” in the Annual Fund Operating Expenses table located on page 1.

Response 1

Accepted.

Comment 2

Please advise whether the revision to the description of the Fund’s principal investment strategies (specifically, from “investing in convertible securities” to “investing in convertible bonds”) indicates that there has been a change in how the Fund is managed.

Response 1

There has been no change in how the Fund is managed.  Rather, the description was changed to more precisely indicate how the Fund is managed by specifying the type of convertible securities in which the Fund invests.

Comment 3

If “High Yield Risk” is one of the “Principal Investment Risks” of the Fund (described on pages 3 and 10), please indicate in the “Principal Investment Strategies” sections that the Fund invests in below investment grade securities.

Response 1

Accepted.  Additional language will be added to the “Principal Investment Strategies” sections appearing on pages 2 and 6 to indicate that the Fund invests in convertible bonds that are rated below investment grade or determined to be of comparable credit quality by the Fund’s investment adviser.

Comment 4

Please identify one of the two indices against which the Fund’s performance is compared as the primary index and describe the other index as an additional index pursuant to Item 4, Instruction 2B on Form N-1A.

Response 1

Accepted.  The Fund will identify the Barclays U.S. Aggregate Bond Index as its primary index, and the Standard & Poor’s 500 Index as the additional index against which the Fund’s performance is compared.

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We have been informed that, pursuant to the Commission’s press release (“Commission Staff to Publicly Release Comment Letters and Responses,” 2004-89), the Fund acknowledges the following:

•

the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Fund may not assert these staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that these responses adequately address your comments.  Should you have any further questions or comments, please do not hesitate to contact Leonard A. Pierce or me of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6440 and (617) 526-6787, respectively.

Very truly yours,

By: /s/ Gretchen Passe Roin

      Gretchen Passe Roin

cc: Leonard A. Pierce, Esq.

Paul Samuels, CA

Ralph Humphrey